UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Delcath Systems, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

24661P807

(CUSIP Number)

January 02, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P807	13G/A	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 4)[1] 853,950 shares of Common Stock issuable upon exercise of warrants (see Item 4)[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 4)[1] 853,950 shares of Common Stock issuable upon exercise of warrants (see Item 4)[1]

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 4)[1]

853,950 shares of Common Stock issuable upon exercise of warrants (see Item 4)[1]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% [1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

1*As more fully described in Item 4, the shares of Preferred Stock and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 24661P807	13G/A	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 4)[2] 853,950 shares of Common Stock issuable upon exercise of warrants (see Item 4)[2]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 4)[2] 853,950 shares of Common Stock issuable upon exercise of warrants (see Item 4)[2]

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

853,950 shares of Common Stock issuable upon conversion of 19,675 preferred stock (see Item 4)[2]

853,950 shares of Common Stock issuable upon exercise of warrants (see Item 4)[2]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

2 As more fully described in Item 4, the shares of Preferred Stock and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 24661P807	13G/A	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Opportunities Fund I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 549,479 shares of Common Stock issuable upon conversion of 12,660 preferred stock (see Item 4)[3] 549,479 shares of Common Stock issuable upon exercise of warrants
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 549,479 shares of Common Stock issuable upon conversion of 12,660 preferred stock (see Item 4)[3] 549,479 shares of Common Stock issuable upon exercise of warrants

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

549,479 shares of Common Stock issuable upon conversion of 12,660 preferred stock (see Item 4)[3]

549,479 shares of Common Stock issuable upon exercise of warrants

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[3]
12.	TYPE OF REPORTING PERSON (see instructions) PN

3 As more fully described in Item 4, the shares of Preferred Stock and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 24661P807	13G/A	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 304,471 shares of Common Stock issuable upon conversion of 7,015 preferred stock (item 4)[3] 304,471 shares of Common Stock issuable upon exercise of warrants (see Item 4)[3]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 304,471 shares of Common Stock issuable upon conversion of 7,015 preferred stock (item 4)[3] 304,471 shares of Common Stock issuable upon exercise of warrants (see Item 4)[3]

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,471 shares of Common Stock issuable upon conversion of 7,015 preferred stock

304,471 shares of Common Stock issuable upon exercise of warrants

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%[3]
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 24661P807	13G/A	Page 6 of 8 Pages

Item 1.

(a)	Name of Issuer: Delcath Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1633 Broadway 22nd Floor, Suite C New York, NY 10019

Item 2.

(a)

Name of Person Filing

Rosalind Advisors, Inc. (“Advisor” to RMF)

Rosalind Opportunities Fund I L.P. (“ROFI”)

Rosalind Master Fund L.P. (“RMF”)

Steven Salamon (“President”)

Steven Salamon is the portfolio manager of the Advisor which advises ROFI & RMF.

(b)

Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc.

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

Rosalind Opportunities Fund I L.P.

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Steven Salamon

175 Bloor Street East

Suite 1316, North Tower

Toronto, Ontario

M4W 3R8 Canada

(c)	Citizenship Rosalind Advisors, Inc.: Ontario, Canada Rosalind Opportunities Fund I L.P.: Ontario, Canada Rosalind Master Fund L.P.: Cayman Islands Steven Salamon: Ontario, Canada

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 24661P807

CUSIP No. 24661P807	13G/A	Page 7 of 8 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 70,056 shares of Common Stock issued and outstanding as of January 27, 2020, as represented in the Company’s Form S-1 filed with the Securities and Exchange Commission on January 27, 2020, and assumes the exercise of the Company’s reported warrants (the “Reported Warrants”) and the conversion of the Company’s reported preferred stock (the “Reported Preferred Stock”), subject to the Blockers (as defined below).

Pursuant to the terms of (i) the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the “Preferred Stock Blockers”) and (ii) the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Warrant Blockers” and collectively with the Preferred Stock Blockers, the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock or any of the Reported Warrants due to the Blockers.

Rosalind Advisors, Inc. is the investment advisor to ROFI and RMF and may be deemed to be the beneficial owner of shares held by ROFI and RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares of Preferred Stock held, and underlying the Reported Warrants (subject to the Warrant Blockers) held by, RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of any such shares.

CUSIP No. 24661P807	13G/A	Page 8 of 8 Pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7 – 9.  Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/6/2020 Date

/s/ Steven Salamon Signature

Steven Salamon/President Rosalind Advisors, Inc. Name/Title